Mail Stop 6010

May 21, 2008

Martin H. Loeffler
Chairman and Chief Executive Officer
Amphenol Corporation
358 Hall Avenue
Wallingford, CT 06492

>   **Re: Amphenol Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed February 26, 2008**
>   **File No. 1-10879**

Dear Mr. Loeffler:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 11. Executive Compensation, page 56</u>

1.   We note your response to our prior comment 2, however, we continue to believe that you should disclose the information called for in columns (c) through (e) of Item 402(d)(iii) to indicate the threshold, target and maximum amounts as of the date of the initial grants. If you desire, you may revise the column heading as described in Question 5.02 of Regulation S-K Item 402 Compliance and Disclosure Interpretations (August 8, 2007) available at http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm, and clarify in a footnote to the table in your future filings that the actual payout amounts are reflected in the Summary Compensation Table.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.

Please contact Staff Attorney Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3635 with any other questions.

Sincerely,

Timothy Buchmiller
Senior Attorney

cc: Edward C. Wetmore
        Vice President, Secretary and General Counsel